UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DGT Corp
(Name of Issuer)

Stock, par value $0.001
(Title of Class of Securities)

25239M 10 1
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen, Barristers & Solicitors
555 W. Hastings St., Suite 2550
Vancouver, B.C., Canada, V6B 4N5
(604) 684-2550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25239M 10 1

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Zhu Hua Yin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 66.67%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of DGT Corp., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is 2820 W. Charleston Blvd., Suite 22, Las Vegas, Nevada 89102.
Item 2. Identity and Background
(a) - (c)

 Mr. Zhu Hua Yin (age 50) of Cheng Gang Road 126, Nantong, Jiang Su Province, China 226001, is currently the President, Chief Executive Officer, Chief Financial Officer, Treasurer and a director of DGT Corp. since August 27, 2007. In 1990, Mr. Zhu Hua Yin resigned from his director position of a large Chinese state-owned arsenal branch to establish his own optical company named Sam Optics Ltd., where Mr. Yin has been the president of Sam Optics Ltd. since inception. Due to Mr. Yin’s extensive experience in business management, which includes 16 years of conducting business in North America, Mr. Yin has been able to grow the sales of Sam Optics Ltd. from 1990 to 1999 in the certain area of optical instruments to the point where it has 25% of the world market share. Mr. Yin has received a college education in Arts in China. Mr. Yin is not an officer or director of any other reporting issuer at this time.

(d) - (f)

During the last five years, Mr. Zhu Hua Yin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Yin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Zhu Hua Yin Yin is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement dated August 9, 2007, between Mr. Zhu Hua Yin and Madam Kam Chung Hui, which closed on August 30, 2007, Mr. Yin acquired 6,000,000 shares of common stock of the Issuer in aggregate from Madam Kam Chung Hui for consideration of $200,000.00 constituting approximately 66.67% of the Issuer’s outstanding capital stock.

Item 4. Purpose of Transaction

Mr. Zhu Hua Yin is currently holding the shares for investment purposes. Mr. Yin has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Zhu Hua Yin currently owns 6,000,000 shares of Common Stock of the Issuer which represents approximately 66.67% of the outstanding Common Stock of the Issuer. This percentage is based on 9,000,000 shares of Common Stock issued and outstanding.

(b) Mr. Zhu Hua Yin has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,000,000 shares of Common Stock.

(c) Except as otherwise described herein, and to the knowledge of Mr. Zhu Hua Yin, Mr. Yin has not affected any transaction in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of Mr. Zhu Hua Yin, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Yin.

(e) It is inapplicable for the purpose herein to state the date of which Mr. Zhu Hua Yin ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zhu Hua Yin and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Yin.

Item 7. Material to Be Filed as Exhibits
Not Applicable as there are no exhibits to be filed with this Schedule 3D.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2007	By:	/s/ Zhu Hua Yin
Zhu Hua Yin